UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

__ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________ to ______________________

Commission file number 1-1444

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Fresenius Medical Care North America 401(k) Savings Plan, 95 Hayden Avenue, Lexington, MA 02420

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fresenius Medical Care AG, Else-Kröner Straße 1, 61352 Bad Homburg, v.d. H. Germany

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America 401(k) Savings Plan

Date June 24, 2004

By Brian O'Connell
Brian O'Connell, Trustee

wjb

Walsh, Jastrem & Browne, LLP

Certified
Public Accountants
& Consultants

112 Water Street
Boston, MA 02109
617 227 3333
617 227 5430 Fax
www.wjbcpas.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-8686) of our report, dated June 18, 2004, relating to the financial statements and supplemental schedules of Fresenius Medical Care North America 401(k) Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2003.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 23, 2004

FRESENIUS MEDICAL CARE
NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2003 and 2002

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AND INDEPENDENT AUDITORS' REPORT

INDEX

Walsh, Jastrem & Browne, LLP

Certified
Public Accountants
& Consultants

112 Water Street
Boston, MA 02109
617 227 3333
617 227 5430 Fax
www.wjbcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
the Fresenius Medical Care North America 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fresenius Medical Care North America 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Fresenius Medical Care North America 401(k) Savings Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2003 and reportable transactions and delinquent participant contributions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 18, 2004

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

ASSETS:	2003	2002
Investment, at value -		
Fidelity Mutual Funds		
Puritan	$ 60,085,625	$ 45,905,532
Magellan	21,150,188	18,644,807
Contrafund	67,551,557	48,095,326
Growth and Income	46,868,865	35,421,694
U.S. Bond Index	20,381,345	16,141,189
Spartan U.S. Equity Index	-	25,417,760
Other Mutual Funds		
Neuberger & Berman Genesis Trust	27,550,763	18,362,208
American Funds - EuroPacific Growth	10,973,497	6,634,991
Fidelity Collective Investment Trusts		
Managed Income Portfolio II	83,197,081	-
U.S. Equity Index Pool	36,880,478	-
Managed Income Portfolio	-	72,220,609
Fresenius Medical Care AG - shares (ADRs)	13,201,716	6,572,834
Loans to participants	14,320,362	13,178,293
Total investments	402,161,477	306,595,243
Cash	229,499	190,459
Contributions receivable - participants	2,984,138	3,741,925
Contributions receivable - employer	10,463,264	827,705
Receivable for securities sold	178,921	-
Interest and dividend receivable	344	260
Total assets	416,017,643	311,355,592
LIABILITIES:		
Accrued administrative expenses	50,215	117,066
NET ASSETS AVAILABLE FOR BENEFITS	$ 415,967,428	$ 311,238,526

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

ADDITIONS:	
Participant contributions -	
Salary deferrals	$ 40,327,293
Rollovers	1,254,996
Employer contributions -	
Matching	12,900,917
Profit sharing	8,330,719
Defined contribution	1,648,035
Dividend and interest income	8,978,138
Net realized and unrealized appreciation in value of investments	54,163,748
Total additions	127,603,846
DEDUCTIONS:	
Benefits paid to participants	22,609,687
Administrative expenses	265,257
Total deductions	22,874,944
NET ADDITIONS	104,728,902
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	311,238,526
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 415,967,428

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - The Fresenius Medical Care North America 401(k) Savings Plan (the Plan) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (the Company) for the benefit of the employees of the Company and employees of entities owned or controlled by the Company.

The administration of the Plan is the responsibility of the Administrative Committee, appointed by the Company's Board of Directors. The trustee of the Plan is Fidelity Management Trust Company, which holds, manages and invests the Plan's assets.

Method of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting.

Investments - The Plan's investments in mutual funds and collective investment trusts are carried at the published net asset values, as of the close of the last business day of the Plan year. The Plan's investment in shares of Fresenius Medical Care AG (the parent company of the Plan sponsor), which trade on the New York Stock Exchange in the form of American Depository Receipts (ADRs), are valued at the closing market price on the last business day of the Plan year. Any unrealized appreciation or depreciation in value of investments is reflected in the statement of changes in net assets available for benefits. Loans to participants are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all employees meeting the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A summary description of the Plan is available from the Plan Administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document.

Participant and Company Matching Contributions - Each participant may contribute from 1% to 50% (75% effective 1/1/04) of his or her eligible earnings on a pre-tax basis, subject to certain limitations. The Company makes matching contributions to the Plan at an amount equal to 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed one year of service.

Participants are at all times 100% vested to the extent of their own contributions. Active participants as of January 1, 2002, vest in the employer matching contributions according to the following schedule:

Period of Service	Percentage Vested
Fewer than 2 years	0%
2 but fewer than 3 years	20%
3 but fewer than 4 years	40%
4 but fewer than 5 years	60%
5 years or more	100%

Participants terminated prior to January 1, 2002, vested in the employer matching contributions according to the following schedule:

Period of Service	Percentage Vested
Up to 3 years	0%
3-4 years	25%
4-5 years	50%
More than 5 years	100%

2. DESCRIPTION OF THE PLAN (continued)

Company Profit Sharing and Defined Contribution – The Company may make discretionary profit sharing contributions to the Plan for the benefit of all eligible participants. Employees who have completed one year of service and are employed by the Company on the last day of the plan year for which the contribution relates are eligible to participate in this component of the plan. Any discretionary profit sharing contributions are allocated to eligible participants based on compensation, with participants having ten years or more of service as of January 1, 2002 entitled to an additional 50% profit sharing allocation. Participants are immediately 100% vested in all discretionary profit sharing contributions.

Effective January 1, 2003, the Company will make payments to the Plan referred to as a "defined contribution" for the benefit of all eligible participants. Employees satisfying all of the following requirements are eligible to participate in this component of the Plan: (i) the employee was employed by the Company as of March 9, 2002; (ii) the employee was a participant in the Fresenius Medical Care North America Retirement Plan ("Pension Plan") on March 9, 2002, and (iii) the employee had completed ten years of pension service as of March 9, 2002. Employees eligible to participate will only receive a defined contribution allocation for a given plan year after the completion of 15 years of pension service as long as the employee is employed by the Company on the last day of the plan year for which the contribution relates. Participants are immediately 100% vested in such contributions.

The amount of the defined contribution for each eligible participant is actuarially determined and is principally based on the participant's length of service, level of compensation, projected benefit from the Pension Plan, and the projected benefit from the profit sharing component of this Plan. Certain actuarial assumptions relative to annual compensation percentage increases, annual investment returns and anticipated profit sharing funding levels are made in determining the defined contribution funding amounts.

Participant Accounts - Each participant's account is credited with the participant's and Company's contributions and allocations of Plan earnings. Participant and employer contributions are invested as directed by the participants into one or more designated investment options offered by the Plan. Participants may change their investment selections at any time. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

2. DESCRIPTION OF THE PLAN (continued)

Forfeitures - At December 31, 2003, forfeited account balances totaled $13,059. Forfeitures are used to reduce Company contributions and/or offset administrative expenses of the Plan. For the year ended December 31, 2003, Company contributions were reduced by $700,000 from forfeited nonvested accounts.

Distributions – At termination of employment, the participant is entitled to withdraw his or her entire account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with account balances of less than $5,000 must withdraw their account balances from the Plan. Terminated employees with participant account balances greater than $5,000 may elect to leave their funds in the Plan until age 70 1/2. The Plan allows participants with account balances greater than $5,000 to elect payouts in the form of an annuity over a period not to exceed 25 years. In certain instances, prior to termination, participants may (subject to approval by the Administrative Committee) withdraw account balances to defray financial obligations.

Plan Termination – Although the Company expects to continue the Plan as a permanent, tax-deferred, savings program for the exclusive benefit of Company employees, the continuance of the Plan is not assumed by the Company as a contractual obligation. The Company reserves the right to amend or terminate the Plan subject to the provisions set forth by ERISA. If the Company terminates the Plan, accounts will be valued as of the termination date and distributed in a lump sum payment to each participant, subject to ERISA and/or other legal requirements that may exist at that time.

3. TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated August 4, 2003 determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the "Code") and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

4. INVESTMENTS

The following presents investments at December 31, 2003 and 2002 representing 5% or more of Plan net assets:

	2003		2002	
Fidelity Mutual Funds -				
Puritan, 3,253,147 and 2,907,253 shares, respectively	$60,085,625	*	$45,905,532	*
Magellan, 216,392 and 236,130 shares, respectively	21,150,188	*	18,644,807	*
Contrafund, 1,368,826 and 1,245,993 shares, respectively	67,551,557	*	48,095,326	*
Growth and Income, 1,315,433 and 1,168,647 shares, respectively	46,868,865	*	35,421,694	*
Spartan U.S. Equity Index, 0 and 815,979 shares, respectively	-		25,417,760	*
U.S. Bond Index, 1,821,389 and 1,436,049 shares, respectively	**	*	16,141,189	*
Neuberger & Berman Genesis Trust, 744,012 and 652,531 shares, respectively	27,550,763	*	18,362,208	*
Fidelity Managed Income Portfolio II 83,197,081 and 0 units, respectively	83,197,081	*	-	
Fidelity U.S. Equity Index Pool, 1,092,108 and 0 units, respectively	36,880,478	*	-	
Fidelity Managed Income Portfolio, 0 and 72,220,609 units, respectively	-		72,220,609	*

* - Participant directed
** - Less than 5% of Plan net assets

4. INVESTMENTS (continued)

For the year ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $54,163,748 as follows:

	Net Appreciation
Fidelity mutual funds	$ 37,232,341
Fidelity collective investment trusts	3,340,898
Other mutual funds	8,521,016
Fresenius Medical Care AG – shares	5,069,493
	$ 54,163,748

5. ADMINISTRATIVE EXPENSES

The account of each participant is charged with a share of the cost of operating the Plan. Certain administrative costs have been absorbed by the Company.

6. LOANS TO PARTICIPANTS

A participant may at any time borrow up to 50% (but not more than $50,000) of his or her account balance. Such loans bear a reasonable rate of interest and must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence.

7. NONEXEMPT TRANSACTIONS

Certain participants' contributions withheld from paychecks for the month of February 2003 in the amount of $102,853, were not remitted by the Company to the Plan until April 17, 2003, which was beyond the statutory timeframe for timely remittance.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2003

(a)	(b) Identity of Issue	(c) Description		(d) Cost	(e) Current Value
	Fidelity Mutual Funds -				
*	Puritan	3,253,147	Shares	**	$60,085,625
*	Magellan	216,392	Shares	**	21,150,188
*	Contrafund	1,368,826	Shares	**	67,551,557
*	Growth and Income	1,315,433	Shares	**	46,868,865
*	U.S. Bond Index	1,821,389	Shares	**	20,381,345
	Other Mutual Funds -				
	Neuberger & Berman Genesis Trust	744,012	Shares	**	27,550,763
	American Funds - EuroPacific Growth	363,241	Shares	**	10,973,497
	Fidelity Collective Investment Trusts -				
*	Managed Income Portfolio II	83,197,081	Units	**	83,197,081
*	U.S. Equity Index Pool	1,092,108	Units	**	36,880,478
*	Fresenius Medical Care AG	565,384	Shares (ADRs)	**	13,201,716
	Loans to Participants	interest range of 5.00% - 11.50%		-	14,320,362
	Total				$402,161,477

* - denotes a party-in-interest as defined by ERISA
** - participant directed

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4j -
SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2003

(a) (b) Party Involved and Description	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
* Fidelity Collective Investment Trusts -						
Managed Income Portfolio II (1)	76	$ 19,389,072	$ -	$ 19,389,072	$ 19,389,072	$ -
Managed Income Portfolio (1)	179	-	19,847,051	19,847,051	19,847,051	$ -

(1) - above transactions are non-participant directed due to a conversion of investment funds

* - denotes a party-in-interest as defined by ERISA

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4a -
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2003

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$102,853	$102,853